SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

23ANDME HOLDING CO.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
90138Q 108
(CUSIP Number)
ABEEC 2.0, LLC
171 Main Street, Suite 259
Los Altos, California 94022
THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED
Trustee Anne Wojcicki
171 Main Street, Suite 259
Los Altos, California 94022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:
Graham Robinson
Chadé Severin
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, 23rd Floor
Boston, Massachusetts 02116
July 29, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1.	Names of Reporting Persons ABeeC 2.0, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 98,633,827 (1)(2)(3) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 98,633,827 (1)(3) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,633,827 (3) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 22.5% (4)
14.	Type of Reporting Person OO

(1)
The ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED (the “Trust”) is the sole member of ABeeC 2.0, LLC (the “LLC”) and Anne Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 98,633,827 shares of the Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) of 23andMe Holding Co. (the “Issuer”) held by the LLC.

(2)	The LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
(3)
Represents shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. Class B Common Stock, which is not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is convertible into shares of Class A Common Stock on a share-for-share basis.

(4)
Based upon (a) 339,502,600 shares of Class A Common Stock outstanding as of July 1, 2024, as disclosed in the Issuer’s Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on July 16, 2024, and (b) 98,633,827 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the LLC.

1.	Names of Reporting Persons THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 98,633,827 (1)(2)(3) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 98,633,827 (1)(3) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,633,827 (3) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 22.5% (4)
14.	Type of Reporting Person OO

(1)
Represents shares of Class B Common Stock held by LLC. The Trust is the sole member of the LLC and Ms. Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 98,633,827 shares of the Class B Common Stock held by the LLC.

(2)	The LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
(3)
Represents shares of the Issuer’s Class A Common Stock that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. The Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.

(4)
Based upon (a) 339,502,600 shares of Class A Common Stock outstanding as of July 1, 2024, as disclosed in the Issuer’s Proxy Statement filed on Schedule 14A with the SEC on July 16, 2024, and (b) 98,633,827 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the LLC.

1.	Names of Reporting Persons Anne Wojcicki
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,801,212 (1)
	8.	Shared Voting Power 101,133,827 (2)(3)(4)(5)(6) (see Item 5)
	9.	Sole Dispositive Power 8,801,212 (1)
	10.	Shared Dispositive Power 101,133,827 (2)(3)(5)(6) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,935,039 (1)(2)(6) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7% (7)
14.	Type of Reporting Person IN

(1)
Includes (a) 1,016,095 shares of Class A Common Stock held directly by Ms. Wojcicki, (b) 7,706,955 stock options held by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof, and (c) 78,162 restricted stock units held directly by Ms. Wojcicki that will vest within sixty days of the date hereof.

(2)
Includes indirect beneficial ownership of (a) 98,633,827 shares of Class B Common Stock held by the LLC and (b) 2,500,000 shares of Class A Common Stock held by The Anne Wojcicki Foundation (“AWF”), for which Ms. Wojcicki disclaims beneficial ownership except to the extent of her pecuniary interest therein.

(3)
The Trust is the sole member of the LLC and Ms. Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 98,633,827 shares of the Class B Common Stock held by the LLC.

(4)	The LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
(5)	Ms. Wojcicki, as the President and Chairman of the Board of AWF, has shared power to vote and dispose, or direct the disposition, of 2,500,000 shares of Class A Common Stock held by AWF.
(6)
Includes 98,633,827 shares of the Class A Common Stock that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.

(7)
Based upon (a) 339,502,600 shares of Class A Common Stock outstanding as of July 1, 2024, as disclosed in the Issuer’s Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on July 16, 2024, (b) 98,633,827 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the LLC, (c) 7,706,955 shares of Class A Common Stock issuable upon the exercise of options held by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof, and (d) 78,162 restricted stock units held by Ms. Wojcicki that will vest within sixty days of the date hereof.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of 23andMe Holding Co., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on June 25, 2021, as amended by Amendment No. 1 filed on April 17, 2024 (collectively, the “Initial Schedule 13D”, and as amended and supplemented by this Amendment No. 2, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 3 of this Schedule 13D is incorporated into this Item 4 by reference.

Ms. Wojcicki serves as a member of the Issuer’s Board of Directors (the “Board”)  and as its Chief Executive Officer. In such capacity, Ms. Wojcicki may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons hold the securities of the Issuer for general investment purposes. Other than as described below, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may engage in discussions with the Issuer’s senior management, the Board, stockholders and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore material changes to the business plan or capitalization of the Issuer. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Class A Common Stock, Class B Common Stock, or other securities of the Issuer, dispose of some or all of the shares of Class A Common Stock, Class B Common Stock, or other securities of the Issuer that they may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

On April 13, 2024, Ms. Wojcicki notified members of the special committee (the “Special Committee”) of the Board that she was considering making a proposal to acquire the Issuer in a potential go-private transaction. Ms. Wojcicki indicated that she was working with advisors and intended to begin speaking to potential partners and financing sources. Ms. Wojcicki stated that any proposal by her would be conditioned irrevocably upon the approval of the Special Committee and a majority of the unaffiliated stockholders of the Issuer. Ms. Wojcicki also indicated that she wished to maintain control of the Issuer and, therefore, would not be willing to support any alternative transaction.

On July 29, 2024, Ms. Wojcicki delivered a non-binding proposal to the Special Committee, pursuant to which she would be willing to enter into a transaction to acquire all of the Issuer’s outstanding shares of common stock not owned by her or her affiliates or any other stockholders she invites to “roll-over” their current equity shares for cash consideration of $0.40 per share of Class A Common Stock or Class B Common Stock (the “Proposal”). The Proposal indicated that Ms. Wojcicki continued to have discussions with potential equity financing sources and the potential transaction would be fully financed by committed equity financing. The Proposal also indicated that the potential transaction, and any other corporate acts related to the potential transaction, are conditioned upon the approval of (1) the Special Committee and (2) the majority of shares that are not held by Ms. Wojcicki, her affiliates or stockholders invited to “roll-over” their current equity shares by her. In the Proposal, Ms. Wojcicki again stated that she would not expect to support any alternative transaction.

The foregoing is a summary of the Proposal and is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein.

The Proposal may result in one or more of the transactions, events or actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock of the Issuer and other material changes to the Issuer’s business or corporate structure.

There can be no assurance that the foregoing, or anything related to the Proposal, will result in any definitive agreement, transaction or any other strategic alternative and or whether or when any of the foregoing may happen. Notwithstanding anything contained herein, the Reporting Persons reserve the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

The Reporting Persons do not intend to update additional disclosures regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons intend to engage in discussions with the Special Committee regarding the terms of the Proposal. The Reporting Persons may change the terms of the Proposal, determine to accelerate or terminate discussions with the Special Committee with respect to the Proposal, withdraw the Proposal, take any action to facilitate or increase the likelihood of consummation of the Proposal, or change their intentions with respect to any such matters, in each case at any time and without prior notice. The Reporting Persons and their affiliates will, directly or indirectly, continue to take and take such additional steps as they may deem appropriate to further the Proposal or otherwise to support their investment in the Issuer, including, without limitation: (i) engaging in discussions with advisors and other relevant parties and (ii) entering into confidentiality arrangements and other agreements, arrangements and understandings in connection with the Proposal.

Neither the Proposal nor this Amendment No. 2 is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

ITEM 5.	Interest in Securities of Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The LLC is the record and beneficial owner of 98,633,827 shares of the Issuer’s Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 22.5% of outstanding shares of Class A Common Stock and 59.2% of the outstanding shares of Class B Common Stock.

The Trust is the sole member of the LLC and therefore may be deemed to beneficially own the 98,633,827 shares of Class B Common Stock held by the LLC, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 22.5% of the outstanding shares of Class A Common Stock and 59.2% of the outstanding shares of Class B Common Stock.

Ms. Wojcicki is the sole trustee of the Trust and the President and Chairman of the Board of AWF. Accordingly, Ms. Wojcicki may be deemed the beneficial owner of an aggregate of 109,935,039 shares of Class A Common Stock, consisting of: (a) 1,016,095 shares of Class A Common Stock held directly by Mr. Wojcicki, (b) 7,706,955 stock options held directly by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof, (c) 78,162 restricted stock units held directly by Ms. Wojcicki that will vest within sixty days of the date hereof, (d) 98,633,827 shares of Class B Common Stock held by the LLC, which may be converted into the number of shares of Class A Common Stock, and (e) 2,500,000 shares of Class A Common Stock held by AWF, representing beneficial ownership of 24.7% of the outstanding shares of Class A Common Stock and 59.2% of the outstanding shares of Class B Common Stock; provided, however, the foregoing amounts include Ms. Wojcicki’s indirect ownership of (i) 98,633,827 shares of Class B Common Stock held by the LLC and (ii) 2,500,000 shares of Class A Common Stock held by AWF, for which Ms. Wojcicki disclaims beneficial ownership except to the extent of her pecuniary interest therein.

The calculation of the Class A Common Stock beneficial ownership percentages in this Item 5 are based upon  (a) 339,502,600 shares of Class A Common Stock outstanding as of July 1, 2024, as disclosed in the Issuer’s Proxy Statement filed on Schedule 14A with the SEC on July 16, 2024 (the “Proxy Statement”), and (b) any shares of Class A Common Stock issuable upon the conversion, exercise and/or vesting of Class B Common Stock, stock options, restricted stock units or other convertible securities held by each Reporting Person (including any such securities that have vested or will vest within sixty days of the date hereof), as applicable. The calculation of the Class B Common Stock beneficial ownership percentages are based upon 166,507,453 shares of Class B Common Stock outstanding as of July 1, 2024, as disclosed in the Proxy Statement.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement on Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The LLC, the Trust (as the sole member of LLC), and Ms. Wojcicki (as the sole trustee of the Trust) have shared power to vote and dispose, or direct the disposition, of 98,633,827 shares of the Class B Common Stock held by the LLC. Additionally, the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.

Ms. Wojcicki, as the President and Chairman of the Board of AWF, has shared power to vote and dispose, or direct the disposition, of 2,500,000 shares of Class A Common Stock held by AWF. AWF is a 501(c)(3) non-profit organization; its address is 171 Main Street, Suite 259, Los Altos, California 94022. During the last five years, AWF has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, AWF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Ms. Wojcicki has sole power to vote and dispose, or direct the disposition, of the securities reported herein as directly held by her.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Schedule 13D is incorporated into this Item 6 by reference.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1 — Nonbinding Proposal Letter delivered to the Special Committee of the Board of Directors of the Issuer, dated as of July 29, 2024.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Schedule 13D is true, complete, and correct.
Dated: July 29, 2024

ABeeC 2.0, LLC

By:	/s/ Ryan Batenchuk
Name: Ryan Batenchuk
Title: Manager

THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED

By:	/s/ Anne Wojcicki
Name: Anne Wojcicki
Title: Trustee

Anne Wojcicki

/s/ Anne Wojcicki